Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

November 23, 2020

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	XPENG INC.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (the “Proposed Offering”).

The Company’s initial registration statement on Form F-1 (File No. 333-242283) (the “IPO Registration Statement”) was declared effective by the Securities and Exchange Commission (the “Commission”) on August 26, 2020. The Draft Registration Statement was prepared based on the IPO Registration Statement and has included certain updates to the Company’s financial, business and other information since the effectiveness of the IPO Registration Statement.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following August 26, 2020, the effective date of the IPO Registration Statement, and that it will publicly file the Registration Statement on Form F-1 for the Proposed Offering (the “Registration Statement”) and the Draft Registration Statement such that these filings will be publicly available on the EDGAR system at least 48 hours prior to the requested effective time and date of the Registration Statement.

DANIEL FERTIG        ADAM C. FURBER         YI GAO         ADAM S. GOLDBERG        MAKIKO HARUNARI         IAN C. HO        JONATHAN HWANG        ANTHONY D. KING         CELIA C.L. LAM         CHRIS K.H. LIN        JIN HYUK PARK        KATHRYN KING SUDOL        CHRISTOPHER K.S.  WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK        BEIJING         HOUSTON         LONDON         LOS ANGELES         PALO ALTO         SÃO PAULO         TOKYO         WASHINGTON, D.C.

Simpson Thacher & Bartlett

November 23, 2020

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), Kevin P. Kennedy at + 1-650-251-5130 (work), +1-650-868-1776 (mobile) or kkennedy@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alex Chan at +86-20-3819-2385 (work) or alex.p.chan@cn.pwc.com (email) or Alex Du at +86-20-3819-2558 (work) or alex.du@cn.pwc.com (email) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:    XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kevin Kennedy

Kai Fan

Latham & Watkins LLP

Benjamin Su

Daying Zhang

PricewaterhouseCooper Zhong Tian LLP

Alex Chan

Alex Du

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